EXHIBIT 99.1

Seabridge Gold’s Deep Kerr Inferred Resource Grows to Over One Billion Tonnes

Inferred Resource Estimated to Contain 11.3 Million Ounces Gold and 11.8 Billion Lbs Copper

TORONTO, March 08, 2016 (GLOBE NEWSWIRE) -- Seabridge Gold Inc. (TSX:SEA) (NYSE:SA) announced today an updated independent mineral resource estimate for the Deep Kerr Deposit at its 100%-owned KSM Project in northwestern British Columbia, Canada that now contains an inferred resource of 1.01 billion tonnes grading 0.53% copper and 0.35 g/T gold (11.3 million ounces of gold and 11.8 billion pounds of copper), an increase of 3.2 million ounces of gold and 2.1 billion pounds of copper over last year’s estimate.

Seabridge Chairman and CEO Rudi Fronk noted that “the size of Deep Kerr continues to grow with no diminishment of grade. Furthermore, we have not yet found the limits of the immense mineralizing system that created Deep Kerr. In the three years since its discovery, Deep Kerr has taken its place among the world’s largest gold-copper deposits. The shape of the deposit continues to support cost-effective block-cave underground mining methods and the updated resource estimate has been carefully constrained by this mining method.”

“The 3.2 million ounce increase in gold resources more than offsets the 1.6 million share flow-through financing completed in April 2015 that funded a significant portion of the 2015 drill program. Growing ounces of gold per share remains an important component of Seabridge’s corporate strategy,” added Mr. Fronk.

The geological model for the Kerr deposit that encompasses Deep Kerr is a north-south trending, steep westerly dipping, tabular intrusive complex with a horizontal extent of 2,400 meters and a vertical extent of at least 2,200 meters. The complex includes higher grade east and west limbs that may coalesce near surface. The west limb is up to 500 meters thick, and the east limb up to 300 meters thick. Last year’s drilling focused on the west limb, successfully confirming continuity of mineralization, as predicted by modeling, and extending the west limb dip projection over 400 meters along a strike length of almost 500 meters. These holes established the western limits of the system as a north-south trending normal fault that placed unaltered fine-grained sedimentary rocks against the mineralized intrusive complex. East of this fault, the mineral system consists of several intrusive bodies, emplaced into an Early-Jurassic sedimentary sequence, with all these rocks containing varying copper and gold grades that warrant further exploration.

Gold and copper grades were estimated by Resource Modeling Inc. (“RMI”) using inverse distance weighting methods within geologically constrained gold and copper grade domains constructed for the Deep Kerr zone. Trend plane search strategies were defined for four distinct structural domains. Copper and gold domains were similar to those used in the end-of-year 2014 resource model that was also prepared by RMI; confirmation drilling during the 2015 campaign corroborated the major controls on copper and gold distribution and the predictability of the resource model.

The grade models were validated visually and by comparisons with nearest neighbor models. The drill hole database that was used for the estimate of the Deep Kerr mineral resources consisted primarily of data collected by Seabridge from 72 core drill holes totaling more than 67,000 meters completed between 2009 and 2015. RMI reviewed the quality assurance/quality control protocols and results associated with the Seabridge drilling and has concluded that the number and type of gold and copper standard reference materials (standards, blanks, and duplicates) were reasonable. Based on the performance of those standard reference materials, RMI believes that the Seabridge drill samples are reproducible and suitable for estimating mineral resources. Historical drill hole results were used in conjunction with the 72 Seabridge core holes to estimate block grades for the upper portion of the Deep Kerr resource.

Block net smelter return values (“NSR” values) were calculated by Moose Mountain Technical Services using metal recovery projection formulae developed by TetraTech from metallurgical test work. This NSR value, stated in terms of Canadian dollars, reflects metal prices, a US/Cdn currency exchange rate of 0.83, and offsite transportation, smelting, and refining charges.

Deep Kerr was treated as a potential block cave (bulk underground) mining target. The lateral and vertical continuity of the zone provides a geometric configuration that is likely to be amenable to these mining methods. Seabridge has retained Golder Associates, a leading industry expert in underground mining, to undertake bulk underground mining studies for Deep Kerr. Golder produced several block cave optimizations on the block model prepared by RMI to establish separate draw point elevations at various NSR draw point shut-offs. A Cdn$24 NSR shut-off case generated four conceptual cave footprints that were each extruded upward approximately 500 meters. Resources were tabulated for each of the four hypothetical draw point elevations using various NSR cut-off grades, which is a common industry practice for this type of a deposit. A NSR cut-off value of Cdn$24 was used to tabulate resources, consistent with prior years use of a US$20 cut-off value and a 0.83 US/Cdn$ exchange rate. Evaluation of the economic potential of Deep Kerr was based on metal prices of US$3.00 per pound of copper, US$1300 per ounce of gold, US$20 per ounce of silver, US$9.70 per pound of molybdenum together with estimated metal recoveries from metallurgical test work. These metal prices are generally in line with, or lower than, the metal prices used by major mining companies for their current resource disclosure for similar types of projects.

The Deep Kerr undiluted inferred mineral resource at various NSR cutoff values are tabulated below:

Deep Kerr Undiluted Inferred Mineral Resources

NSR Cutoff (C$/tonne)	Tonnes (000)	Copper Grade (%)	Copper (millions of bs)	Gold Grade (g/t)	Gold (000 of ounces)	Silver Grade (g/t)	Silver (000 of ounces)	Moly Grade (ppm)	Moly (000 of lbs)
8	1,570,700	0.41	14,193	0.29	14,645	1.8	90,898	24	83,048
12	1,455,200	0.43	13,791	0.31	14,504	1.8	84,214	25	80,182
16	1,309,200	0.46	13,273	0.32	13,469	1.8	75,765	26	75,022
20	1,168,000	0.50	12,871	0.34	12,768	1.9	71,349	27	69,505
24	1,008,200	0.53	11,777	0.35	11,345	2.0	64,829	27	59,996
28	831,600	0.58	10,631	0.38	10,160	2.1	56,147	28	51,320
32	692,300	0.63	9,613	0.40	8,903	2.1	46,742	28	42,723

The line with bolded values in the table above represents the updated undiluted inferred mineral resource tonnes, grade, and contained metal at Cdn$24 cut-off within four footprints that were extruded approximately 500 meters vertically, (similar to the procedure used in 2015, see link to Mar 23, 2015 NR). The tonnes, grade, and contained metal for the other NSR cut-offs are shown to provide a relative sense of the distribution of materials within the conceptual block cave shapes. Mineral resources which are not mineral reserves do not have demonstrated economic viability. Inferred mineral resources have a high degree of uncertainty as to their existence, and their economic feasibility. It cannot be assumed that all or any part of an inferred resource will ever be upgraded to a higher category.

Resource estimates included herein were prepared by RMI under the direction of Michael Lechner, who is independent of Seabridge and a Qualified Person as defined by National Instrument 43-101. Mr. Lechner is a highly-regarded expert in his field and frequently undertakes independent resource estimates for major mining companies. Mr. Lechner has reviewed and approved this news release.

Seabridge is undertaking an update of the 2012 KSM Preliminary Feasibility Study (“PFS”), which is expected to be completed later this year. In this update, Seabridge will restate mineral resources for all of the zones at KSM using both open pit and block-cave mining methods to constrain the resources. The updated PFS will also include changes to key input parameters since 2012 including metal prices, currency exchange rates, labor rates and energy costs as well as incorporate technology improvements and engineering studies realised since 2012. In addition, the updated PFS will incorporate a preliminary economic assessment of the potential economic improvements resulting from the inclusion of the Deep Kerr and Lower Iron Cap zones into KSM mine sequencing. It is anticipated that the updated PFS will provide ongoing direction to exploration and delineation drilling, engineering and optimization studies and identify areas where continuing research could create new value for the project.

Exploration activities by Seabridge at the KSM Project have been conducted under the supervision of William E. Threlkeld, Registered Professional Geologist, Senior Vice President of the Company and a Qualified Person as defined by National Instrument 43-101. An ongoing and rigorous quality control/quality assurance protocol was employed during the 2015 program including the submission of blanks and certified reference standards, in addition all copper assays that exceeded 0.25% Cu were re-analyzed using ore grade analytical techniques. Cross-check analyses are conducted at a second external laboratory on at least 10% of the samples. Samples were assayed at ALS Chemex Laboratory, Vancouver, B.C., using fire assay atomic adsorption methods for gold and total digestion ICP methods for other elements.

Seabridge holds a 100% interest in several North American gold projects. The Company’s principal assets are the KSM Project located near Stewart, British Columbia, Canada and the Courageous Lake gold project located in Canada’s Northwest Territories. For a full breakdown of Seabridge’s mineral reserves and mineral resources by category please visit the Company’s website at http://www.seabridgegold.net/resources.php.

All reserve and resource estimates reported by the Corporation were calculated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the U.S. Securities and Exchange Commission. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

This document contains "forward-looking information" within the meaning of Canadian securities legislation and "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. This information and these statements, referred to herein as "forward-looking statements" are made as of the date of this document. Forward-looking statements relate to future events or future performance and reflect current estimates, predictions, expectations or beliefs regarding future events and include, but are not limited to, statements with respect to: (i) the estimated amount and grade of mineral resources; (ii) the east and west limbs of the Deep Kerr deposit coalescing near surface; (iii) exploration being warranted in the east area of Deep Kerr; (iv) the shape of the Deep Kerr deposit supporting block cave mining; (v) the number and type of gold and copper standard reference materials being reasonable and the Seabridge drill samples being reproducible and suitable for estimating mineral resources; (vi) the updated PFS being completed this year; and (vii) the updated PFS providing ongoing direction to exploration and delineation drilling, engineering and optimization studies and identifying areas where continuing research could create new value for the project. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives or future events or performance (often, but not always, using words or phrases such as "expects", "anticipates", "plans", "projects", "estimates", "envisages", "assumes", "intends", "strategy", "goals", "objectives" or variations thereof or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements.

All forward-looking statements are based on Seabridge's or its consultants' current beliefs as well as various assumptions made by them and information currently available to them. The principle assumptions are listed above, but others include: (i) the presence of and continuity of metals at the Project at modeled grades; (ii) the capacities of various machinery and equipment; (iii) the availability of personnel, machinery and equipment at estimated prices; (iv) exchange rates; (v) metals sales prices; (vi) block net smelter return values; (vii) conceptual cave footprints, draw points and heights; (viii) appropriate discount rates; (ix) tax rates and royalty rates applicable to the proposed mining operation; (x) financing structure and costs; (xi) anticipated mining losses and dilution; (xii) metallurgical performance; (xiii) reasonable contingency requirements; (xiv) success in realizing proposed operations; (xv) receipt of regulatory approvals on acceptable terms; and (xvi) the negotiation of satisfactory terms with impacted Treaty and First Nations groups. Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect. Many forward-looking statements are made assuming the correctness of other forward looking statements, such as statements of net present value and internal rates of return, which are based on most of the other forward-looking statements and assumptions herein. The cost information is also prepared using current values, but the time for incurring the costs will be in the future and it is assumed costs will remain stable over the relevant period.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that estimates, forecasts, projections and other forward-looking statements will not be achieved or that assumptions do not reflect future experience. We caution readers not to place undue reliance on these forward-looking statements as a number of important factors could cause the actual outcomes to differ materially from the beliefs, plans, objectives, expectations, anticipations, estimates assumptions and intentions expressed in such forward-looking statements. These risk factors may be generally stated as the risk that the assumptions and estimates expressed above do not occur, but specifically include, without limitation: risks relating to variations in the mineral content within the material identified as mineral reserves or mineral resources from that predicted; variations in rates of recovery and extraction; developments in world metals markets; risks relating to fluctuations in the Canadian dollar relative to the US dollar; increases in the estimated capital and operating costs or unanticipated costs; difficulties attracting the necessary work force; increases in financing costs or adverse changes to the terms of available financing, if any; tax rates or royalties being greater than assumed; changes in development or mining plans due to changes in logistical, technical or other factors; changes in project parameters as plans continue to be refined; risks relating to receipt of regulatory approvals or settlement of an agreement with impacted First Nations groups; the effects of competition in the markets in which Seabridge operates; operational and infrastructure risks and the additional risks described in Seabridge's Annual Information Form filed with SEDAR in Canada (available at www.sedar.com) for the year ended December 31, 2014 and in the Corporation's Annual Report Form 40-F filed with the U.S. Securities and Exchange Commission on EDGAR (available at www.sec.gov/edgar.shtml). Seabridge cautions that the foregoing list of factors that may affect future results is not exhaustive.

When relying on our forward-looking statements to make decisions with respect to Seabridge, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Seabridge does not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by Seabridge or on our behalf, except as required by law.

                                                                                                                ON BEHALF OF THE BOARD

"Rudi Fronk"
Chairman & C.E.O.

For further information please contact:
Rudi P. Fronk, Chairman and C.E.O.
Tel: (416) 367-9292   ·  Fax: (416) 367-2711
Email:  info@seabridgegold.net